82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME Tsingtao Brewery Co Ltd

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FILE NO. 82- 4021 FISCAL YEAR 12-31-01

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OICF/BY: dle

DATE : 5/1/02

TSINGTAO BREWERY COMPANY LIMITED

(A sino-foreign joint stock limited company incorporated in People's Republic of China)

RESULTS ANNOUNCEMENT FOR THE YEAR 2001 File No. 82-4021

Document A

ARS 12-31-01

To: Shareholders:

I am pleased to announce the final results of Tsingtao Brewery Company Limited for the financial year ended 31st December, 2001.

I. CORPORATE INFORMATION

Official Name of the Company:	Tsingtao Brewery Company Limited
Legal Representative:	Li Gui Rong (Chairman of the Board)
Secretaries of the Board:	Mr. Zhang Xue Ju, Ms. Yuan Lu
Securities Affairs Representative:	Mr. Zhang Rui Xiang
Correspondence Address:	Rm 1703, Tsingtao Beer Tower, May Fourth Square, Hong Kong Rd., Central, Qingdao.
Telephone:	(86)532-5713831
Fax:	(86)532-5713240
Email:	secretary@tsingtao.com.cn
Registered Address:	56 Dengzhou Road, Qingdao.
Office Address:	Tsingtao Beer Tower, May Fourth Square, Hong Kong Rd., Central, Qingdao
Postal Code:	266071
Listing Place of Shares:	
H Shares:	The Stock Exchange of Hong Kong Limited
Code:	0168
A Shares:	Shanghai Stock Exchange
Code:	600600
Website for Posting of the Company's Annual Report:	http://www.hkex.com.hk

02 APR 10 AM 9:45

II. PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS:

(Unit RMB'000, except per share data)

Prepared in accordance with the accounting principles generally accepted in Hong Kong:

	Year ended 31st December 2001	2000
Turnover	4,723,847	3,448,264
Profit attributable to shareholders	83,512	63,874
Total assets	8,212,613	6,961,495
Shareholders' funds	3,072,551	2,331,289
Earning per share (RMB)	0.085	0.071
Net assets employed per share (RMB)	3.07	2.59
Shareholders' fund ratio (%)	37.41	33.4

Prepared in accordance with the accounting principles and rules and regulations of the PRC:

	2001	2000 before adjustment	2000 after adjustment	1999 before adjustment	1999 after adjustment
Revenue from principal activities	5,276,725	3,766,260	3,766,260	2,445,436	2,445,436
Net Profit	102,888	95,202	91,697	89,472	79,651
Total assets	8,243,838	6,995,231	6,978,958	5,172,518	5,165,034
Shareholders' funds	2,964,915	2,235,379	2,204,838	2,247,007	2,230,001
Fully diluted earnings per share	0.1029	0.1058	0.1019	0.0994	0.0885
Weighted average earning per share (RMB)	0.1046	0.1058	0.1019	0.0994	0.0885
Net assets per share (RMB)	2.96	2.48	2.45	2.50	2.48
Net assets per share after adjustment (RMB)	2.95	2.40	2.43	2.43	2.47
Operating cash inflow per share	0.53	0.37	0.37	0.34	0.34
Return on net assets	3.47%	4.26%	4.16%	3.8%	3.57%
Return on net assets after adjusting the extraordinary items	0.80%	1.83%	1.67%	1.57%	1.15%

III. DIVIDEND

The Board of the Company recommends the payment of a final dividend of RMB0.11 for the year ended 31 December, 2001. The distribution is expected to be approved by the 2001 Annual General Meeting of the Company.

IV. BUSINESS REVIEW

In the past year the Company met with harsh challenges and tests in the market. The Board and the management of the Company, together with all its staff, were unyieldingly aggressive, thus reinforcing and enhancing its leading position in the PRC market.

Against the backdrop of exceedingly imbalance of supply and demand in the domestic beer market, there was a national aggregate beer production of 22,740,000 tonnes in 2001, a slightly YoY increase of 1.9%. Consequent on the impact of the September 11 incident in the US, the national total beer production decreased from a 4.6% growth in the first half to a negative 0.6% growth in the second half. In the light of the Company being engaged in vigorous mergers and acquisitions as well as reorganisations, the domestic beer market was in the process of a far-reaching structural adjustment. This was evidenced by the fact that mergers and acquisitions of other small to medium breweries had become the common choice of such major breweries. As a result, the Company faced an increasingly acute competition in the PRC beer market. In some major regional markets the Company competed for wider presence directly with several leading beer-producing groups having also carried out nation-wide mergers and acquisitions and geographical penetration.

As the only national beer producer and marketer in the PRC, the Company maintained with strenuous efforts an increasingly wider market share and positive cashflow, despite competition from local and foreign breweries. In 2001, the Company realised beer production and sales of 2,510,000 tonnes, a YoY increase of 35%; a wider market share from 8.3% to 11%; (based on the Hong Kong accounting principles) sale revenue of RMB4,723,850,000, a YoY growth of 37%; net profit of RMB83,510,000, a YoY increase of 31%; and net cashflow from operating activities of RMB494,060,000, a YoY increase of 44%. The Company continued to enjoy a leading position in the domestic beer market in terms of the scale of operation, market share, sale revenue, and foreign exchange balance.

During the year, the Company was acclaimed by the Quality Management Association of China as the "National Advanced Enterprise of Quality and Cost-effectiveness and the"National Customer-Satisfaction Enterprise" in recognition of its stringent quality assurance system and premium product quality. The value of the Tsingtao Beer brand increased to RMB6,710,000,000, the highest in the brewery industry, with wide recognition among consumers.

Following wider domestic market penetration by massive mergers and acquisitions as well as completion of basic strategic positioning in the past few years, the Company further acquired in 2001for a more comprehensive market distribution the following companies, namely Suqian Brewery of Anhui; Fuzhou No.1 Brewery of Fujian; Taicang Brewery of Jiangsu; Tianmen Brewery of Suizhou, Hubei; and part of equity interest in Mantai Brewery of Nanning, Guangxi. As a result, the Company had a total of 46 breweries all over 17 most economically developed provinces and cities in the PRC, with a total production capacity of 3,800,000 tonnes.

Apart from all-round domestic market expansion, the Company endeavoured to carry out internal system integration. With input of favourable resources like management, technology, and corporate culture, the competitiveness and share of market sales of subsidiaries of the Company were significantly enhanced, while also gradually achieving the economy of scale. Among these subsidiaries, Huanan Investment Company (originally South China Operations, including Zhuhai, Sanshui, and Shenzhen,etc.) realized a YoY increase of 300% in gross profit, and therefore became another important source of income of the Company in addition to Xian Company. However, due to intensified competition in some regional markets such as the Northeast and East China regions resulting in continual price cuts of products against non-reduction of marketing expenses, the Company's certain subsidiaries in these regions reported a bigger loss, thus affecting its overall results.

Despite a global economic recession, the Company still managed to enjoy an export growth, with an annual export of beer of 30,500 tonnes, representing a YoY increase of 2.5%, and generation of foreign exchange of US$19,750,000, or a growth of 3%.

1. **Operations and results of principal holding companies and investor companies**

(1) The particulars of the three most profitable subsidiaries of the Company in year 2001:

(in RMB ten thousand)

Company Name	Principal activities	Registered Capital	Assets	Income from principal operating activities	Net profit
Tsingtao Brewery Xian Company Limited	Domestic manufacturing and trading of beer	22,220	50,179	66,792	6,483
Shenzhen Tsingtao Beer Asahi Company Limited	Manufacturing and trading of beer	US$30,000,000	83,591	39,122	6,323
Shenzhen Tsingtao Brewery Sales Company Limited	Domestic trading of beer	2,000	11,539	69,641	2,611

(2) The particulars of the three most loss-making subsidaries in year 2001:

(in RMB ten thousand)

Company Name	Principal activities	Registered Capital	Assets	Income from principal operating activities	Net profit
Beijing Tsingtao Brewery Sanhuan Company Limited	Manufacturing and trading of beer	US$29,800,000	29,163	12,674	-3,590
Shanghai Tsingtao Brewery Huadong Holding Company Limited	Domestic trading of beer	300	3,631	6,287	-3,573
Tsingtao Brewery (Xingkaihu) Company Limited	Domestic manufacturing and trading of beer	2,000	13,955	4,595	-1,716

2. **Use of proceeds**

The Company had an additional issue of A Shares in 2001 with gross proceeds of RMB787,000,000. After deduction of issue expenses, the net proceeds amounted to RMB757,728,570.09.

(1) Use of Proceeds during the reporting period:

(in RMB ten thousand)

Description of Application of Proceeds	Investment Amount undertaken to be made	Actual Investment	Invested Amount expressed as a Percentage
Acquisition of 75% equity interest from foreign investors of Carlsbrew Shanghai	15,375	15,375	100
Acquisition of 62.64% equity interest from foreign investors of Five Stars Company and 54% equity interest from foreign investors of Three Ring Company	18,624	18,624	100
Technological renovation of draught beer production lines of Tsingtao Brewery No.2	68,000	535	8
Technological renovation of draught beer production lines of Xi'an Company for an annual production of 50,000 tonnes	12,000	0	—
Phase 1 technological renovation in respect of Maanshan Company for an annual production of 100,000 tonnes	7,700	7,700	100
Technological renovation in respect of Zhuhai Company for a Phase 1 production of 100,000 tonnes (annual production of 150,000 tonnes)	5,800	5,747	99
Technological renovation in respect of Sanshui Company for a Phase 1 production of 150,000 tonnes (annual production of 200,000 tonnes)	9,000	7,414	83
Setting-up of the electronic sales network of the Company	1,000	711	71
Total	76,299	56,146	74

(2) As at the close of the reporting period, the balance of the proceeds of the Company stood at RMB196,270,000, which was temporarily used as working capital of the Company. The main reason for this is that the draught beer projects of Xian Company has not been put into operation yet in the light of changes in market situation.

V. STRUCTURE OF CORPORATE GOVERNANCE

1. Corporate Governance

The Company has strictly complied with the relevant regulations in respect of corporate governance of listed companies issued by both domestic and international regulatory bodies, while continuing to optimize the structure of corporate governance and to operate under the Articles of Association. The Company has formulated and implemented "Procedural Rules of Shareholders' General Meetings", "Procedural Rules of Board Meetings", "Procedural Rules of Supervisory Committee Meetings" and "Work Regulations of General Manager". During the election of the Board and the Supervisory Committee of the Company for a new term in 1999, the newly-elected external directors and supervisors represented respectively over a half of the composition of the Board and the Supervisory Committee. The Company has established a system of independent directorship where independent directors account for one third of the Board membership.

The Board of the Company deeply recognizes the importance of proper corporate governance on protection of shareholders' interests and enhancement of shareholders' value. To this end, the Company will make unsparing effort. The Company has appointed an experienced and world-renowned management consultancy firm, Sitengsite, as its management consultant and implemented the EVA system, and the firm is in the process of formulation of proposals of further adjustment and optimization in the structure of corporate governance and the practice of the Board. The Company intends to propose further amendment to the Articles of Association in accordance with the relevant requirements of the "Criteria of Corporate Governance of Listed Companies" in the forthcoming annual general meeting of shareholders to be held in June this year.

2. Discharge of Responsibilities by Independent Directors

The Board of the Company has set up an audit committee, a remuneration committee, and a nomination committee. In these special committees, independent directors representing the majority assume chairmanship. These independent directors conscientiously discharged their responsibilities by attending all board meetings, convening and chairing all meetings of every special committee under the Board in which they put forward many constructive opinions and recommendations.

VI. OUTLOOK FOR 2002

Following a smooth transition brought by the management of the Company in the previous year, the Board and the management have, based on the present operating and development status of the Company, proposed a working guideline of "adequate confirmation, timely adjustment, and progress with times" and new strategies of operations and development. All these will help make the Company a globally major brewery with its strategic focus changing from being large and strong to being strong and large.

In the coming years, the Company will slow down its expansion with its focus on mergers and acquisitions in more economically developed regions and larger cities of greater market potential. Growth of the Company will be achieved by running more assets with input of less capital and shareholding. The Company will continue to strive for enhanced system integration of the market, brandname, and sale network, to optimize resource allocation, and to adjust the product mix. This, coupled with the market-oriented production and increasingly wider market share, will lead to a better financial position, enhanced profitability and sustainable development capability.

The operating objectives of the Company for 2002 include pursuit of production and sale of beer of 3,000,000 tonnes. Besides, the Company will increase significantly the sales turnover of its major beer brands so that production of these major brands will reach 800,000 tonnes, while aiming at being among the ten globally largest breweries soon by continual upgrade of its strengths and scale of operations as well as profitability.

Upon the PRC's accession to the WTO, the domestic beer market will become more highly competitive. The Company will step up technology exchange and cooperation with foreign reputable breweries so as to learn their advanced scientific management and production technology. In addition, the Company will make use of the developing computer and electronic network system to upgrade its management and technology level. There will also be adjustment and reform of the corporate structure by setting up a more open and dynamic human resource management system in order to facilitate rapid sound development of the Company.

The Board considers that with the continual development of the domestic economy, the brewery industry in China is still promising with much room for further development. The Company currently maintains its dominance in the PRC market in terms of the positioning, market share, sales network, brandname, and technology. With its great development potential, the Company will eventually derive the economy of scale by system integration and unyielding market expansion. This will, in turn, generate a higher return on shareholders' investment.

VII. CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in share capital

After the China Securities Regulatory Commission approved in its document ref. Zheng Jiang Gong Si Zi (2001) No. 13, the Company issued during the period between February 5 and 20, 2001 an aggregate of RMB100 million ordinary shares at an issue price of RMB7.87 per share to institutional investors outside the network by means of bookbuilding and a public issue by a combination of fixed price and network fixed price, with gross proceeds of RMB787,000,000. After the deduction of issue expenses of RMB27,891,955.25, the net proceeds amounted to RMB757, 728,570.09, which was fully deposited into the designated account of the Company on 22 February, 2001. Shangdong Huide Certified Public Accountants has vertified the proceeds of issuance and issued capital verification report ref. (2001) Hui Suo Yan Zi Di No. 1-006.

Upon approval of the Shanghai Stock Exchange, among the current additional issue of 100,000,000 A Shares, 96,583,632 shares held by securities investment funds and the public were listed on 7 March, 2001 and 3,416,368 shares held by other institutional investors were listed on 7 June.

After the completion of the current additional issue, the listed Renminbi-denominated ordinary shares of the Company increased from 100 million before the additional issue to 200 million shares. Total share capital of the Company increased to 1 billion shares.

Structure of the shareholding:

('000 Shares)

Class of shares	Beginning of period	Increase/ decrease during the year	End of period
(1) Shares not traded on market			
i. Promoter shares			
State-owned shares	399,820	0	399,820
PRC legal person shares	53,330	0	53,330
ii. Total unlisted shares	453,150	0	453,150
(2) Shares traded on market			
1. PRC listed Renminbi-denominated ordinary shares (A Shares)	100,000	100,000	200,000
2. Overseas listed foreign shares (H Shares)	346,850	0	346,850
Total listed shares	446,850	100,000	546,850
(3) Total shares	900,000	100,000	1,000,000

2. **Information on Shareholdings**

(1) Total number of shareholders at the end of period: 142,272.

(2) Shareholdings of the top ten shareholders of the Company at the end of period:

Shareholders	Class of shares	Number of shares held at the end of period	Percentage of the total Share Capital (%)	Increase/ (Decrease) of shareholding
Qingdao State-owned Assets Administration Bureau	A	399,820,000	39.98	0
HKSCC Nominees Limited	H	335,458,380	33.55	4,428,332
Bank of China, Shandong Province Branch	A	29,250,000	2.93	–
Construction Bank of China, Qingdao Branch	A	19,080,000	1.91	–
Tai He Fund	A	5,854,404	0.59	–
Qingdao Huaqing Financial Service Company Limited	A	5,000,000	0.5	–
Hong Kong and Shanghai Bank Nominees Limited A/C 14	H	1,200,000	0.12	–
The Hong Kong and Shanghai Bank Nominees Limited	H	1,107,699	0.11	–
Hua An Securities	A	934,450	0.09	–
白雪	A	650,000	0.07	–

The Company is not aware of any existence of associated relationship among the top ten shareholders.

VIII. SIGNIFICANT EVENTS

1. **Important Litigations and arbitrations during the year**

(1) In November 2001 Guangming General Company of Qingdao ("Guangming") sued the Company at the Higher People's Court of Shandong Province for breach of distribution contract by the Company and claimed compensation of RMB134,870,000. In defence, the Company did not admit any breach of contract and pointed out that the claim has no ground. The Company submitted a counter-claim that Guangming had seriously delayed the payment for goods and it was in breach of contract. The Company sought for termination of the distribution contract between them on such grounds, and claimed for the outstanding payment for goods sold and the return of vehicles and beer-selling facilities under the possession of Guangming.

The case was heard for a number of times by the Higher People's Court of Shandong Province. In view of the growing disputes arising from identification of facts by both sides and the legal issues involved, the case is expected to go through a lengthy period of time. The Company considers that the above litigation will not cause a material impact on its operations and that no provision for such litigation is necessary for the time being.

(2) As disclosed in the 2000 annual report of the Company, the Company has been sueing a trading firm, Qingdao Honglong, for outstanding proceeds arising from sales of beer products amounting to RMB16,330,000. The case is now pending verdict to be given by the Intermediate People's Court of Qingdao City.

2. **Acquisition and Disposal of assets of the Company during the period**

(1) On 21 March, 2001, the Company established Tsingtao Brewery (Suqian) Company Limited with Tsingtao Group Co. by way of joint capital contribution. Suqian Co. then which acquired the entire assets of Suqian Brewery Factory.

On 19 March, 2001, the Company entered into an agreement with 香港華中公司 to acquire its equity interests in Tsingtao Brewery Xi'an Company Limited ("Xi'an Company"). On 15 June, 2001, an agreement was entered into between the Company and Xi'an Hans Beverages Company Limited to acquire its equity interests in Xi'an Company. On 9 July, 2001, an agreement was entered into between the Company and 西安國托 to acquire its equity interestss in Xi'an Company.

On 3 April, 2001, the Company entered into an agreement with Mr. Zheng Ming, shareholder of its holding subsidiary Tsingtao Brewery Weinan Company Limited ("Weinan Company") to acquire his equity interests in Weinan Company.

On 18 May, 2001, the Company established Tsingtao Brewery (Suzhou) Company Limited ("Suzhou Company") by way of joint capital contribution with its holding subsidiary Tsingtao Brewery Huadong Holding Company Limited of Shanghai and Suzhou Company was transferred all assets of original 太倉啤酒廠 including properties, machinery and inventory.

On 28 June 2001, the Company entered into an agreement with Fujian Brewery (Singapore) Private Company Limited to acquired its 51% equity interests in Di I Ja (Fujian) Brewery Company Limited, which was later renamed as Tsingtao Brewery (Fuzhou) Company Limited.

All the above projects were disclosed in the 2001 annual report and the 2001 interim report of the Company.

(2) On 30 October, 2001, the Company acquired 10 million equity interest in Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company") at a consideration of RMB10 million, thereby the Company's equity interests in Zhuhai Company increased from 60% to 76.67%.

(3) On 13 November, 2001, the Company was transferred 90% of equity interests in Suizhou Company at a consideration of RMB5,097,938.87 in cash and transfer of debt equity amounting to RMB22,902,061.13. The company name of Suizhou Company was changed to "Tsingtao Brewery (Suizhou) Company Limited" and the transfer of equity interests was subsequently approved by the Suizhou Foreign Trade and Economic Commission in December, 2001. Suizhou Company had an annual beer production capacity of 40,000 tonnes.

(4) On 13 November, 2001, the Company was transferred 90% of equity interests in Tianmen Company at a consideration of RMB3,893,405.04 in cash and transfer of debt equity amounting to RMB27,106,594.96. The company name of Tianmen Company was changed to "Tsingtao Brewery (Tianmen) Company Limited" and the transfer of equity interests was subsequently approved by the Tianmen Foreign Trade and Economic Commission in December, 2001. Tianmen Company had annual beer production capacity of 30,000 tonnes.

(5) On 16 November, 2001, 華南投資有限公司, a subsidiary of the Company, was transferred 30% of equity interests of 泰聯釀造（開曼群島）有限公司 in Nanning Mantai Company of Guangxi ("Nanning Mantai") at a consideration of RMB96,000,000. After the transfer of equity interests, the company name of Nanning Mantai was changed to "Tsingtao Brewery (Nanning) Company Limited" with an annual beer production capacity of 250,000 tonnes, and the Company was responsible for its operation.

The above projects were disclosed in the resolution notice of the Board dated 14 November, 2001.

(6) On 15 November, 2001, the Company established 華南投資公司 by way of capital contribution. The registered capital of that company amounted to RMB 200 million. Subsequently the Company entered into an equity transfer agreement with 華南投資公司, whereby the Company would, at a consideration equivalent to its attributable percentage of the net asset value in Zhuhai Company, Sanshui Company, Chenzhou Company, Doumen Company, 黃百公司, Yingcheng Company as at dated 30 November, 2001 and the net asset value in Suizhou Company and Tianmen Company as at 31 December, 2001, transferred its equity interests in the above 8 subsidiaries to 華南投資公司 so as to carry out consolidation.

(7) On 9 November, 2001, the Company entered into an equity transfer agreement with EVG Enterprise Limited of Canada ("EVG Company"), pursuant to which EVG Company was transferred 25% equity interests of the Company in Beijing Three Rings Company at a cash consideration of US$57,870,000. The Company continued to hold 29 % equity interests in Beijing Three Rings Company. After the transfer being approved by Beijing Foreign Trade and Commission, Beijing Three Rings Company was changed to sino-foreign joint venture from a PRC limited company and shall be entitled to the relevant concessions available to foreign investment enterprises. Subsequently, EVG Company asked the Company for deferred payment of the consideration in respect of the equity transfer. Both parties agreed that the said equity interests would be subject to the custody and administration of the Company, which would accordingly be entitled to exercise the corresponding shareholders' rights (including the inclusion by the Company of the said 25% equity interests in its 2001 financial statements in the form of combined presentation) before full settlement of the transfer consideration by EVG Company.

3. There were no material connected transactions during the reporting period.

4. The Company had neither entrusted deposit nor any overdue unrecovered fixed deposit.

5. **Statement of non-achievement earnings forecast in respect of additional issue of A shares**

When the Company issued 100 million additional A shares in February, 2001, the Board of the Company made a forecast in accordance with the accounting principles of the PRC. The estimated net profit of the Company in 2001 amounted to RMB170,510,000. The sale volume and revenue of the beer business of the Company recorded a substantial increase after market expansion, with annual production and sale of beer of 2,510,000 tonnes, a YoY increase of 35%. Sale revenue amounted to RMB5,276,720,000, a YoY increase of 40%. Net profit of the Company in the first half of 2001 amounted to RMB70,830,000,000.

As the consumption tax was increased by the State Taxation Bureau from RMB220 to RMB250 per tonne for sale revenue of beer exceeding RMB3,000 with effect from 1 May, 2001, the Company was affected with a decrease in profit of RMB10 million.

More importantly, there were changes in the macro-economic environment in the PRC during the second half of the year, ~~and tourist~~ spending and beer consumption deteriorated substantially, with the sale of beer dropping from the growth rate of 4.6% in the first half of the year to the negative growth rate of 0.6% in the second half of the year. The downslide in the mid to high end consumer markets were, in particular, more serious. Turnover in cities like Shanghai and Beijing which were the key fund-raising markets of the Company were more adversely affected. The Company accomplished only 78% of its original sale plan of Tsingtao Beer. The sale in the fourth quarter decreased by 38.5% as compared with the third quarter and substantial decrease in profit was also recorded, which had a negative effect on the annual earnings of the Company. The sudden death of the former General Manager Mr. Peng Zuo Yi in July, 2001 affected the normal operation and sale of the Company. Mr. Peng Zuo Yi had made valuable contribution to the development to the Company for the past few years. The above reasons account for the failure of the Company to accomplish the objectives of earnings forecast.

The Board of the Company, the certified public accountant, Arthur Andersen – Hua Qiang, and the principal underwriter, Guotai Junan Securities Company Limited, hereby express their disappointment at the non-achievement of the 2001 earnings forecast to all investors.

6. The Company reappointed Arthur Andersen- Hua Qiang as its domestic auditor and Arthur Andersen of Hong Kong as international auditor respectively for the reporting period and the auditing fee payable to the above auditors for the year 2001 amounted to RMB636,000 and RMB3,604,000 respectively.

7. At the 2000 Annual General Meeting of the Company, resolutions were passed to authorize the Board to make additional issue of H shares not exceeding 20% of the aggregate nominal value of the H shares in issue and authorize the Board to repurchase H share not exceeding 10 % of the aggregate nominal value of the H shares in issue. As at the date of this report, the Company did not exercise such repurchase mandate due to market prices.

8. During the reporting period, Mr. Larry L. K. Kwok, Independent Director of the Company, resigned of his own accord on 23 March, 2001. Mr. Peng Zuo Yi, the former Vice-chairman and General Manager of the Company, unfortunately passed away at the age of 56 on 31st July, 2001. The third term of the Board held its seventh meeting on 29 August, 2001 in which Mr. Jin Zhiguo was appointed as the General Manager of the Company.

9. **Subsequent Events**

   On 4 March, 2002, upon the approval of the Board, the Company entrusted an independent third party to acquire the entire assets (including fixed assets, intangible assets and inventory) of 廈門銀城股份有限公司 ("Yincheng Company") in an auction as approved by the Intermediate People's Court of Xiamen and bid the tender for the above assets at a cost of RMB166,030,000 (including the commission for the auctioneer and the agency fee for the entrusted party, but excluding other expenses that may arise on the transfer of assets) on March 6. Yincheng Company had an annual beer production capacity of approximately 150,000 tonnes per year. The acquisition of assets of Yincheng Company together with the acquisition of Fuzhou Factory will enhance the production capacity of the Company to reach 300,000 tonnes of beer per year in the Fujian Province and the market dominance in two largest cities in Fujian. The Company will invest in Xiamen to establish Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") and transfer the assets acquired to Xiamen Company, which is responsible for its operation and management. As at the date of this report, the transaction and procedures of asset transfer have not yet been completed.

IX. FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2001

(EXPRESSED IN THOUSANDS OF RMB EXCEPT FOR PER SHARE DATA)
(Prepared under HK GAAP)

	Group	
	2001	2000 *(Note 11)*
Turnover	**4,723,847**	3,448,264
Less: Cost of sales	**(3,131,562)**	(2,246,786)
Gross Profit	**1,592,285**	1,201,478
Other revenue, net	**60,882**	33,882
Distribution and selling expenses	**(895,715)**	(675,384)
General and administrative expenses	**(480,782)**	(351,355)
Profit from operations	**276,670**	208,621
Finance income	**19,317**	20,230
Finance costs	**(136,189)**	(114,004)
Share of profit of associates	**217**	704
Profit before tax	**160,015**	115,551
Income tax expense	**(59,162)**	(33,653)
Profit before minority interests	**100,853**	81,898
Minority interests	**(17,341)**	(18,024)
Profit attributable to shareholders	**83,512**	63,874
Dividends	**100,000**	90,000
Earnings per share – basic	**0.0850**	0.0710
Earnings per share – fully diluted	**n/a**	n/a

CONDENSED BALANCE SHEETS
AS AT 31ST DECEMBER, 2001
(EXPRESSED IN THOUSANDS OF RMB)

	Group		Company	
	2001	2000	2001	2000
Non-current assets	6,015,898	4,734,246	3,103,463	2,646,707
Current assets	2,196,715	2,227,249	1,720,864	1,923,659
Total assets	8,212,613	6,961,495	4,824,327	4,570,366
Current liabilities	4,249,991	3,379,359	1,479,422	1,549,375
Long-term liabilities	259,300	798,043	66,737	601,042
Minority interests	630,771	452,804	–	–
Shareholders' equity	3,072,551	2,331,289	3,278,168	2,419,949
Total liabilites and Shareholders' equity	8,212,613	6,961,495	4,824,327	4,570,366

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2001
(EXPRESSED IN THOUSANDS OF RMB)

	Group	
	For the year ended 31st December. 2001	For the year ended 31st December. 2000
Net cash inflow from operating activities	494,056	342,818
Net cash outflow from returns on investments and servicing of finance	(233,636)	(209,897)
Taxation		
Profits tax paid	(61,548)	(48,843)
Net cash outflow from investing activities	(939,038)	(860,632)
Net cash inflow from financing activities	570,087	956,192
(Decrease) Increase in cash and cash equivalents	(170,159)	179,638
Effect of translation differences	21	9
Cash and cash equivalents, beginning of year	672,248	492,601
Cash and cash equivalents, end of year	502,110	672,248

1. **PRINCIPAL ACCOUNTING POLICIES**

a. **Basis of presentation**

The financial statements of the Company and its subsidiaries (the "Group") are prepared under the historical cost convention as modified by the valuation of certain fixed assets and intangible assets, and in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the Listing Rules of The Stock Exchange of Hong Kong Limited.

(b) **Adoption of Statements of Standard Accounting Practice**

In the current year, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 9 (revised)	Events after the balance sheet
SSAP 14 (revised)	Leases
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries

The effects on the financial statements of the Group and the Company from the adoption of the above accounting standards are tabulated below:

	Group			
	2001		2000	
Increase (Decrease)	**Profit from operations** *RMB'000*	**Opening balance of retained earnings** *RMB'000*	Profit from operations *RMB'000*	Opening balance of retained earnings *RMB'000*
SSAP 9 (revised)	–	100,000	–	90,0000
SSAP 30	1,882	4,237	1,882	2,354
Total	1,882	104,237	1,882	92,354

SSAP 9 (revised) prescribes when an enterprise should adjust its financial statements for events after the balance sheet date and the disclosures that an enterprise should give about the date when the financial statements were authorised for issue and about events after the balance sheet date. In particular, if dividends to holders of equity instruments are proposed or declared after the balance sheet date, an enterprise should not recognise those dividends as a liability at the balance sheet date.

SSAP 30 prescribes the accounting treatment for business combinations. In addition, it requires goodwill arising from an acquisition to be capitalised and amortised over its estimated useful life. The transitional provisions of the standard encourage but do not require the Group to restate goodwill and negative goodwill that was eliminated against reserves previously, when it first adopts the standard. The Group has chosen to restate goodwill and negative goodwill that was eliminated against reserves previously. The change in accounting policies have been applied retrospectively.

Unless otherwise stated, the 2000 comparative figures presented herein have incorporated the effect of adjustments, where applicable, resulting from the adoption of the new accounting standards above.

c. **Turnover and other revenue, net**

Turnover represents sales of beer products at invoiced value of goods supplied to customers net of the applicable consumption tax and discounts and returns. Other revenue, net mainly represents subsidy income of approximately RMB82,130,000 received and receivable by subsidiaries after deducting other operating expenses.

d. **Revenue recognition**

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the Company and the revenue and costs, if applicable, can be measured reliably revenue is recognised on the following bases:

(i) *Sale of goods*

Sale of goods is recognised when the significant risks and rewards of ownership of the goods has been transferred to customers.

(ii) *Interest income*

Interest income from bank deposits is recognised on a time proportion basis on the principal outstanding and at the rate applicable. Interest income from investments in securities is accounted for to the extent of interest received or receivable.

(iii) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

(iv) *Subsidy income*

Subsidy income is recognised when the right to receive payment is established.

2. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) For the year ended 31st December, 2001, the Group had the following material transactions with related parties:

	2001 RMB'000	2000 RMB'000
Sales to associated companies	4,128	22,388
Sales to related companies (under the same key management personnel as the Group)	67,491	60,831
Purchases from an associated company	743	27,461
Purchases from related companies (with the same major shareholders as the Group)	3,819	32,304
Equipment installation services provided by a related company (with the same key management personnel of the Group)	323	4,132

All transactions with related parties are made in the ordinary course of business and on the basis of estimated market value of the transactions as determined by the directors of the Group and the related parties.

(b) As at 31st December, 2001, the Group and the Company had the following significant current account balances with related parties:

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Included in:				
Accounts receivable and long-term accounts receivable	118,439	134,715	192,409	193,947
Deposits and prepayments	211	180	–	–
Other receivables	142,376	121,723	135,696	120,415
Advance from customers	–	–	–	1,192
Other payables	34,889	45,419	18,452	59,545
Accounts payable	9,206	10,968	1,900	24,069

The Group's and the Company's current balances with related parties are unsecured, non-interest bearing and have no fixed repayment term, except for the balance with an associated company which bears interest at 5.85% per annum.

(c) Amount due from a minority shareholder of a subsidiary is unsecured, non-interest bearing and has no fixed repayment term.

(d) The Group and the Company had loans amounting to approximately RMB1,499,850,000 (2000: RMB2,031,505,000) and RMB637,080,000 (2000: RMB1,419,258,000), respectively which were guaranteed by a related company with the same major shareholder as the Group.

(e) The Group had loans amounting to RMB125,000,000 (2000: RMB244,000,000) which were guaranteed by the minority shareholders of a subsidiary.

(f) During the year, the Company had reached an agreement with a customer and a related party for the repayment of the accounts receivable balance totalling RMB105,000,000 as at 31st December, 2001. Pursuant to the agreement, the entire outstanding balance will be repaid in eight yearly installment, starting from 1st January, 2002. In addition, the repayment agreement is guaranteed by Tsingtao Brewery Group Co. Ltd. As at 31st December, 2001, the receivable has been discounted to net present value based on prevailing bank borrowing rates.

3. SEGMENTAL REPORTING

The sole principal activity of the Group is the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's activities are conducted in the PRC. An analysis by geographical segment is as follows:

	2001					
	Tsingtao Region RMB'000	Other Shandong Region RMB'000	Hua Bei Region RMB'000	Hua Nan Region RMB'000	Eliminations RMB'000	Consolidated RMB'000
REVENUES						
External sales	1,635,695	796,459	925,718	1,365,975	–	4,723,847
Inter-segment sales	140,522	624	27,865	48,280	(217,291)	–
Total revenue	1,776,217	797,083	953,583	1,414,255	(217,291)	4,723,847
RESULTS						
Segment results	320,951	(53,245)	(4,055)	100,973	–	364,624
Unallocated expenses, net						(87,954)
Operating profit						276,670
Interest expense						(136,189)
Interest income						19,317
Share of net profits of associates	217	–	–	–	–	217
Income taxes						(59,162)
Minority interests						(17,341)
Net profit						83,512

	2000					
	Tsingtao Region RMB'000	Other Shandong Region RMB'000	Hua Bei Region RMB'000	Hua Nan Region RMB'000	Eliminations RMB'000	Consolidated RMB'000
REVENUES						
External sales	1,538,395	501,357	467,149	941,363	–	3,448,264
Inter-segment sales	171,789	53,662	–	33,615	(259,066)	–
Total revenue	1,710,184	555,019	467,149	974,978	(259,066)	3,448,264
RESULTS						
Segment results	316,406	(39,985)	43,478	28,354	–	348,253
Unallocated expenses, net						(139,632)
Operating profit						208,621
Interest expense						(114,004)
Interest income						20,230
Share of net profits of associates	704	–	–	–	–	704
Income taxes						(33,653)
Minority interests						(18,024)
Net profit						63,874

4. TAXATION

a. Profits tax

	2001 *RMB'000*	2000 *RMB'000*
Hong Kong profits tax (i)	851	686
PRC Enterprise Income Tax ("EIT") (ii)	64,427	52,234
Deferred taxation crystallized (recognized) (iii)	(2,386)	(6,010)
Less: Subsidy income (iv)	(3,730)	(13,257)
	59,162	33,653

(i) Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profit for the year.

(ii) PRC Enterprise Income Tax is provided on the assessable income of the period calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April, 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to profits tax at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March, 1997 that this preferential tax treatment would not terminate until further notice.

According to an approval received from Xian Municipal People's Government at the time of acquisition of Tsingtao Brewery Xian Company Limited ("Xian Company"), it is subject to EIT at a rate of 15%. Pursuant to Shi Cai Fa [2000] No. 1282 document issued by Xian Municipal Ministry of Finance, the tax benefit will be terminated at the end of 2002 and Xian Company will then be subject to EIT at a rate of 33%.

Tsingtao Brewery (Sanshui) Company Limited, Tsingtao Brewery (Chenzhou) Company Limited and Shenzhen Tsingtao Beer Asahi Company Limited were approved as foreign invested enterprises and therefore are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years.

Tsingtao Brewery (Zhuhai) Company Limited was established and operates in the Zhuhai Special Economic Zone, accordingly, it is subject to EIT at a rate of 15%.

Other subsidiaries are subject to EIT at a rate of 33%.

(iii) Deferred tax assets crystallized (recognized)

Deferred tax assets crystallized (recognised) mainly comprise the following two items:

- According to the current PRC EIT regulations ("EIT Regulations"), advertising expenses are deductible for tax purposes at a maximum of 2% of the turnover. Any undeductible portion can be carried forward indefinitely for deduction in future years. As at 31st December, 2001, the Group and the Company realized approximately RMB589,000 deferred tax assets that were recognised in prior years relating to this arrangement.

– According to the EIT Regulations, the taxpayers can apply to the relevant tax bureaus to claim a deduction of bad debts expense for EIT assessment when certain criteria are fulfilled. As at 31st December, 2001, the Group and the Company have applied to relevant tax bureau to claim a deduction of bad debt expense of approximately RMB19,830,000 from the assessable income for the year ended 31st December, 2001. Accordingly, approximately RMB2,975,000 of the related tax effect was recognized as deferred tax asset in current year.

(iv) As part of the business combinations and acquisition activities undertaken by the Group in the current year and in prior years, the Group entered into agreements with the relevant municipal governments. Under the terms of these agreements, the newly established subsidiaries can enjoy various financial subsidies based on amount of various taxes paid by the subsidiaries. The financial subsidies granted based on EIT paid by the Group were approximately RMB3,730,000 for the year ended 31st December, 2001 (2000: RMB13,257,000).

Other subsidies, granted based on other taxes paid by the Group, of approximately RMB82,130,000 (2000: RMB40,021,000) were recognised as a reduction of the corresponding tax expenses or as other revenue.

Pursuant to Guofa [2000] No.2 issued by State Council of the PRC in January 2001 and CaiShui [2000] No.99 issued by Ministry of Finance of the PRC in July 2000, the above financial subsidies granted by the municipal governments to the subsidiaries might cease to be available to the subsidiaries in the future. However, according to an analysis of the Company's directors, they are not aware of any reasons that the existing financial subsidies will not be available to the subsidiaries in the future.

5. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes profit of approximately RMB200,490,000 (2000 : RMB101,293,000) which has been dealt with in the financial statements of the Company.

6. DIVIDEND

During this year, final dividend of RMB100,000,000 (dividend per share: RMB0.1) for the year 2000 was approved in the shareholders' meeting. The board of directors recommended the payment of a final dividend of RMB0.11 per share (2000 : RMB0.1 per share) for the year ended 31st December, 2001 on 13th April, 2002.

	2001 *RMB'000*	2000 *RMB'000* *(Note 11)*
Dividend paid:		
RMB0.1 per share (2000 : RMB0.1 per share)	100,000	90,000
Dividend proposed:		
Final dividend for year 2001 of		
RMB0.11 per share		
(2000 final dividend : RMB0.1 per share)	110,000	100,000

The final dividend for 2000 of RMB0.1 per share (based on 1,000,000,000 issued shares of the Company as at the date of the approval of the financial statements) was proposed on 18th April, 2001 and was paid in August 2001. The final dividend of RMB0.1 per share for 1999 was proposed on 17th April, 2000 and was paid in August, 2000.

7. EARNINGS PER SHARE

The calculation of earnings per share for the year ended 31st December, 2001 is based on consolidated profits attributable to shareholders of approximately RMB83,512,000 (2000 : RMB63,874,000), divided by the weighted average number of shares outstanding during the current year. For the year ended 31st December, 2001, the weighted average number of shares outstanding is approximately 982,192,000 shares (2000 : 900,000,000).

Diluted earnings per share have not been presented as there were no dilutive potential ordinary shares outstanding.

8. RESERVES

(a) Group

	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Capital reserve RMB'000	Cumulative translation adjustment RMB'000	Unappropriated profits (accumulated deficit) RMB'000	Total RMB'000	Proposed dividend RMB'000
As at 1st January, 2000	1,236,097	93,561	64,291	43,198	-	(124,879)	1,408,265	-
Cumulative effect of changes in accounting policies	-	-	-	(43,198)	-	92,354	49,156	-
Proposed dividend separately disclosed on face of balance sheet	-	-	-	-	-	(90,000)	(90,000)	90,000
Beginning balance, as restated	1,236,097	93,561	64,291	-	-	(26,525)	1,367,424	90,000
Transfer from statutory surplus reserve	-	(682)	-	-	-	682	-	-
Transfer from statutory public welfare fund	-	-	(682)	-	-	682	-	-
Dividends paid	-	-	-	-	-	-	-	(90,000)
Profit attributable to shareholders	-	-	-	-	-	63,874	63,874	-
Profit appropriation to statutory surplus reserve – Company (i)	-	9,630	-	-	-	(9,630)	-	-
Profit appropriation to statutory surplus reserve – Subsidiaries (i)	-	4,590	-	-	-	(4,590)	-	-
Profit appropriation to statutory public welfare fund – Company (i)	-	-	9,630	-	-	(9,630)	-	-
Profit appropriation to statutory public welfare fund – Subsidiaries (i)	-	-	4,590	-	-	(4,590)	-	-
Dividends proposed	-	-	-	-	-	(100,000)	(100,000)	100,000
Cumulative translation difference	-	-	-	-	(9)	-	(9)	-
As at 1st January, 2001	1,236,097	107,099	77,829	-	(9)	(89,727)	1,331,289	100,000
Premium on issuance of new shares	657,729	-	-	-	-	-	657,729	-
Transfer from statutory surplus reserve	-	(3,177)	-	-	-	3,177	-	-
Transfer from statutory public welfare fund	-	-	(3,177)	-	-	3,177	-	-
Dividends paid	-	-	-	-	-	-	-	(100,000)
Profit attributable to shareholders	-	-	-	-	-	83,512	83,512	-
Profit appropriation to statutory surplus reserve – Company (i)	-	9,422	-	-	-	(9,422)	-	-
Profit appropriation to statutory surplus reserve – Subsidiaries (i)	-	6,507	-	-	-	(6,507)	-	-
Profit appropriation to statutory public welfare fund – Company (i)	-	-	9,422	-	-	(9,422)	-	-
Profit appropriation to statutory public welfare fund – Subsidiaries (i)	-	-	6,507	-	-	(6,507)	-	-
Dividends proposed	-	-	-	-	-	(130,000)	(130,000)	130,000
Cumulative translation difference	-	-	-	-	21	-	21	-
As at 31st December, 2001	1,893,826	119,851	90,581	-	12	(141,719)	1,962,551	130,000

(b) Company

	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Unappropriated profits RMB'000	Total RMB'000	Proposed dividend RMB'000
As at 1st January, 2000	1,236,097	87,665	59,843	37,918	1,421,523	-
Cumulative effect of changes in accounting policy	-	-	-	87,133	87,133	-
Proposed dividend separately disclosed on face of balance sheet	-	-	-	(90,000)	(90,000)	90,000
Beginning balance, as restated	1,236,097	87,665	59,843	35,051	1,418,656	90,000
Transfer from statutory surplus reserve	-	(682)	-	682	-	-
Transfer from statutory public welfare fund	-	-	(682)	682	-	-
Dividends paid	-	-	-	-	-	(90,000)
Profit attributable to shareholders	-	-	-	101,293	101,293	-
Dividends proposed	-	9,630	-	(9,630)	-	-
Profit appropriation to statutory surplus reserve (i)	-	-	9,630	(9,630)	-	-
Profit appropriation to public statutory welfare fund (i)	-	-	9,630	(100,000)	(100,000)	100,000
As at 31st December, 2000	1,236,097	96,613	68,791	18,448	1,419,949	100,000
Premium on issuance of new shares	657,729	-	-	-	657,729	-
Transfer from statutory surplus reserve	-	(3,055)	-	3,055	-	-
Transfer from statutory public welfare fund	-	-	(3,055)	3,055	-	-
Dividends paid	-	-	-	-	-	(100,000)
Profit attributable to shareholders	-	-	-	200,490	200,490	-
Profit appropriation to statutory surplus reserve (i)	-	-	-	(9,422)	-	-
Profit appropriation to public statutory welfare fund (i)	-	9,422	9,422	(9,422)	-	-
Dividends proposed	-	-	-	(110,000)	(110,000)	110,000
As at 31st December, 2001	1,893,826	102,980	75,158	96,204	2,168,168	110,000

(i) *Statutory reserves*

According to the Articles of Association of the Company, when distributing net profit of each year, the Company shall set aside 10% of its net profit after taxation for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and for the statutory public welfare fund at a percentage determined by the directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The directors have resolved that the statutory public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees, and cannot be used to pay for staff welfare expenses. Title to these capital items will remain with the Company.

Pursuant to Document Cai Hui Zi 1995 [14] issued by the State Ministry of Finance, the Company has to transfer an equivalent amount of the consideration used in the acquisition of staff quarters from the statutory public welfare fund to the statutory surplus reserve.

(ii) *Basis of profit distribution and appropriation*

In accordance with the Company's Articles of Association and of Document (Cai Hui Zi 1995 [31]) issued by the State Ministry of Finance, appropriation to statutory surplus reserves, statutory public welfare fund and discretionary surplus reserves should be based on the amount of profits reflected in the financial statements prepared in accordance with PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Group declares dividends based on the lower of distributable profits, as reported in accordance with the PRC accounting standards and regulations and those prepared in financial statements prepared in accordance with the accounting principles generally accepted in Hong Kong after appropriation to the statutory reserves. The unappropriated profit available for distribution to shareholders as at 31st December, 2001 was RMB96,204,000 (2000: RMB18,448,000).

(iii) *Proposed dividend*

The dividend comprises dividend paid and proposed dividend. The dividend proposed after the balance sheet date has not been recognized as a liability in the balance sheet. Therefore, it is not regarded as dividend of 2001 financial year.

9. CONTINGENT LIABILITY

(a) Pursuant to the related policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, allocation of living quarters as staff housing welfare was terminated. Instead, qualified employees are to be compensated in the form of monetary housing subsidies. In this respect, the Group and the Company are in the process of studying the requirements of the policies issued by the authorities and will formulate a plan for such monetary housing subsidies. The financial impact of the plan will be reflected in the financial statements of the relevant year when the plan is formulated and approved by the relevant authorities.

As of 31st December, 2001, no formal plan has yet been developed by the Group and the Company. Moreover, the Group and the Company has not announced any plans to their employees in respect of such housing subsidiaries. After seeking legal advice, the Directors are of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as of 31st December, 2001.

The Ministry of Finance issued Document Caiqi [2000] No. 295 on 6th September, 2000 which became effective on the same date, announcing the accounting treatment in relation to housing reform. The Company's Board of Directors has evaluated the policies referred to in the document and believes that except for the impact of the above mentioned monetary housing subsidies which could not be reasonably estimated, other related policies will not have a material impact on the Group and the Company.

(b) In November 2001, a distributor of the products the Company (the "Claimant") filed a lawsuit with the Shandong Municipal Superior People's Court ("the Court") against the Company for damages of approximately RMB 134,870,000. The Claimant sued the Company for breach of the terms of a sales and distribution contract ("the Contract"). The Company denied the claim and has filed a counter claim against the Claimant for delay of settlement of receivable balances arising from the sales of goods. In addition, the Company also demanded for a termination of the Contract, repayment of the outstanding receivable balance, as well as the return of certain motor vehicles and beer-selling machinery provided to the Claimant by the Company. As of the date of approval of these financial statements by the board of directors, no judgement has yet been made by the Court. After consultation with the Company's legal advisor, the directors are of the opinion that such proceedings will not have a material negative impact on the operating results of the Group and the Company. Accordingly, no provision for losses in relation to these legal proceedings was considered necessary.

10. SIGNIFICANT SUBSEQUENT EVENTS

(i) In March 2002, the Company appointed an independent third party to participate in an open auction held by the Xiamen Municipal Court of the PRC. Pursuant to the arrangement, the Company acquired all assets (including fixed assets, intangible assets and inventories) of Xiamen Yincheng Company Ltd. at a total cash consideration of approximately RMB166,030,000. The Company will establish a new subsidiary, Tsingtao Brewery (Xiamen) Co. Ltd. and inject all the acquired assets into it.

(ii) In June 2001, the Company and Tailian Brewery (Kai Man Qun Dao) Company Limited signed an equity transfer agreement, pursuant to which the Company will purchase the 30% equity interest in Guangxi Naning Wan Tai Brewery company Limited at a consideration of RMB96,000,000. The name of the acquiree will also changed to Tsingtao Beer (Nanning) Company Limited. The equity transfer agreement will be effective on 1st January, 2002.

11. PRIOR YEAR COMPARATIVE FIGURES

The Group has adopted the following new accounting standards: SSAP 9 (revised) "Events after the balance sheet", SSAP 14 (revised) "Leases", SSAP 26 "Segment reporting", SSAP 28 "Provisions, contingent liabilities and contingent assets", SSAP 29 "Intangible assets", SSAP 30 "Business combinations", SSAP 31 "Impairment of assets" and SSAP 32 "Consolidated financial statements and accounting for investments in subsidiaries" recently issued by the Hong Kong Society of Accountants. This has resulted in changes to the presentation of various items and comparative financial information has been restated accordingly.

12. COMPARISON OF PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory financial statements for the year ended 31st December, 2001 in accordance with the PRC accounting standards and regulations ("PRC GAAP").

Differences between PRC GAAP and HKGAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HKGAAP are summarised and explained in the following table:

Impact on the consolidated balance sheet:

	31st December, 2001 *RMB'000*	31st December, 2000 *RMB'000*
Net assets as per financial statements prepared under PRC GAAP	2,964,915	2,204,838
Swap exchange rate adjustment in 1993 (a)	361,173	361,173
Amortisation of exchange gain resulting from adoption of the unification of exchange rates (a)	(182,042)	(182,042)
Provision for additional depreciation charges (b)	(78,444)	(66,964)
Expense off staff welfare expenditure (c)	(15,185)	(14,881)
Amortisation of negative goodwill under PRC GAAP (d)	(33,710)	(15,821)
Dividend declared after the balance sheet date (e)	110,000	100,000
Swap exchange rate adjustment in 1993 (f)	(37,878)	(37,878)
Research and development expense incurred in current period under HK GAAP (g)	–	(6,796)
Others	(16,278)	(10,340)
Net assets as per financial statements prepared under HK GAAP	3,072,551	2,331,289

Impact on the consolidated income statement:

	2001 *RMB'000*	2000 *RMB'000*
Profit attributable to shareholders under PRC GAAP	102,888	91,697
HKGAAP adjustments:		
Provision for additional depreciation charges (b)	(11,480)	(11,480)
Expense off staff welfare expenditure (c)	(304)	(2,041)
Amortisation of negative goodwill under PRC GAAP (d)	(17,889)	(9,452)
Research and development expense incurred in current year under HK GAAP (g)	–	(6,796)
Waiver of a payable balance (h)	9,439	–
Others	858	1,946
Profit attributable to shareholders under HKGAAP	83,512	63,874

(a) Due to issuance of H share in 1993, the Company had to report under HK GAAP for the first time since its establishment. For "H" share reporting, foreign exchange swap center (the "Swap Center") rates were adopted instead of the official exchange rate adopted under the PRC accounting rules and regulations. In particular, the proceeds from the issue of H shares, at which time the Company collected Hong Kong Dollar from the investors, were translated at the historical swap rate applicable at the time of the transaction. This led to a RMB361,173,000 exchange differences, in aggregate.

As a result of the unification of exchange rates in the PRC effective 1st January, 1994, monetary assets and liabilities of the Company as at 1st January, 1994 denominated in foreign currency were translated determined into RMB using the unified rate. The unified rate on 1st January, 1994 was determined effectively based on the Swap Center rate. The exchange gain of RMB182,042,000 arising from the retranslation of the foreign currency monetary assets and liabilities on 1st January, 1994 was deferred and amortised into income over 5 years in the financial statements prepared in accordance with PRC GAAP. Since the Swap Center rates had already been used in preparing the financial statements under HK GAAP as of and for the year ended 31st December, 1993, the above noted exchange gain had already been reflected in the HK GAAP financial statements as of and for the year ended 31st December, 1993.

(b) As a result of the different foreign exchange rates adopted in preparing the financial statements of 1993 under HKGAAP and PRC GAAP, the cost of fixed assets denominated in foreign currency acquired up to 31st December, 1993 was different between the two sets of accounts. This resulted in an additional depreciation charge of RMB11,480,000 in the accounts prepared in accordance with HKGAAP recorded.

(c) Pursuant to the regulations of the Ministry of Finance and PRC GAAP, only provisions for staff welfare fund calculated at 14% of staff payroll is charged to the income statement. Excess payments made were temporarily recorded in the fund balance. Under HK GAAP, actual welfare expenses are charged to the income statement. This resulted in an additional provision of RMB304,000 (2000: RMB2,041,000).

(d) Under PRC GAAP, the negative goodwill arising from the excess of the Group's share of the net assets of the subsidiaries acquired over the acquisition cost are amortised into the income statement over 10 years. Under HK GAAP, the negative goodwill recognised is amortised on a straight line basis over the weighted average remaining useful lives of the acquired identifiable depreciable assets. As a result of the difference in accounting treatment, net income was reduced by approximately RMB17,889,000 (2000 – RMB9,452,000) under HK GAAP.

(e) As noted in note 2, the Company adopted HK SSAP 9 (revised), event after balance sheet date, effective from 1st January, 2001. As a result, dividends proposed or declared after year end were not recognised as liabilities at the balance sheet date. This change resulted in a prior year adjustment for HK GAAP. Under PRC accounting standards, the aforesaid dividends were recognised as liabilities at balance sheet date.

(f) During 1993, under PRC GAAP foreign currencies transactions were translated into RMB at the average official exchange rate prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies were translated into RMB at the average official exchange rate ruling at the end of each month. The exchange differences were dealt with in the income statement of the year. However, under HK GAAP, foreign currencies transactions were translated into RMB at the applicable Swap Center exchange rate prevailing on the day of the transaction. Monetary assets and liabilities denominated in other currencies were translated into RMB at the applicable rates of exchange prevailing at the balance sheet date as quoted by the Swap Center. As a result of the different exchange rates used under the two GAAPs, there was an exchange difference of RMB37,878,000.

(g) Pursuant to Qing Cai Gong [1997] document 83 issued by Qingdao Ministry of Finance, the Company recorded an accrual for research and development expense of approximately RMB19,879,000 in 1997 which remained unused as at 31st December, 1997. Under HK GAAP, the accrual was reversed in the 1997 financial statements.

- During 1997 to 2001, the actual research and development expenses were offset against the accrual made under PRC GAAP, while the actual research and development expenses incurred were charged to in the income statement prepared under HK GAAP. The accrual under PRC GAAP was fully utilised as of 31st December, 2000.

(h) During the period, a subsidiary of the Company obtained a waiver from a creditor on a payable balance of approximately RMB9,439,000 (2000 – Nil). Pursuant to the requirements under PRC GAAP, such amount was credited directly to reserves while under HK GAAP, the amount waived was recognised as other income.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31ST DECEMBER, 2001
(Amounts expressed in RMB unless otherwise stated)

(Prepared under PRC GAAP)

	Group		Company	
	As at 31st December,	As at 31st December, (Note 3)	As at 31st December,	As at 31st December, (Note 3)
Turnover	5,276,724,546	3,766,259,130	1,958,204,451	1,818,068,929
Less: Cost of sales	(3,151,932,445)	(2,245,392,927)	(1,170,609,616)	(1,058,740,746)
Tax and surcharges	(563,738,362)	(333,716,163)	(116,215,788)	(105,987,349)
Gross profit	1,561,053,739	1,187,150,040	671,379,047	653,340,834
Add: Profit from other operations	7,071,287	12,900,524	(1,857,542)	1,449,527
Less: Selling expenses	(895,714,750)	(675,384,471)	(267,684,567)	(308,571,054)
General and administrative expenses	(484,521,778)	(340,924,959)	(183,202,457)	(158,561,399)
Financial costs, net	(116,568,964)	(95,363,483)	(49,948,445)	(51,354,979)
Operating profit	71,319,534	88,377,651	168,686,036	136,302,929
Add: Investment income	31,442,577	16,090,060	(52,063,155)	(14,274,023)
Subsidy income	85,859,803	53,277,980	–	–
Non-operating income	25,339,862	13,781,408	1,881,015	804,493
Less: Non-operating expenses	(31,396,838)	(13,635,008)	(1,553,080)	(2,309,380)
Profit before tax	182,564,938	157,892,091	116,950,816	120,524,019
Less: Enterprise income tax	(62,892,290)	(46,910,855)	(22,735,261)	(27,726,578)
Profit before minority interests	119,672,648	110,981,236	94,215,555	92,797,441
Less: Minority interests	(16,784,904)	(19,283,984)	–	–
Net profit	102,887,744	91,697,252	94,215,555	92,797,441
Add: Unappropriated profit brought forward, as reported	243,120,432	276,358,921	263,893,488	286,851,927
Less: Prior year adjustments	(24,186,420)	(21,339,481)	(24,440,592)	(21,636,984)
Unappropriated profit brought forward, as restated	218,934,012	255,019,440	239,452,896	265,214,943
Unappropriated profit	321,821,756	346,716,692	333,668,451	358,012,384
Less: Transfer to statutory surplus reserve	(15,928,698)	(13,891,340)	(9,421,555)	(9,279,744)
Transfer to statutory public welfare fund	(15,928,698)	(13,891,340)	(9,421,555)	(9,279,744)
Profit distributable to shareholders	289,964,360	318,934,012	314,825,341	339,452,896
Less: Dividends	(110,000,000)	(100,000,000)	(110,000,000)	(100,000,000)
Unappropriated profit carried forward	179,964,360	218,934,012	204,825,341	239,452,896
Earnings per share – weighted average	0.1046	0.1019	0.0958	0.1031
Earnings per share – weighted average	0.1029	0.1019	0.0942	0.1031

BALANCE SHEET
AS AT 31ST DECEMBER, 2001

(UNIT: RMB)

	Group		Company	
	As at 31st December, 2001	As at 31st December, 2000 *(Note 3)*	As at 31st December, 2001	As at 31st December, 2000 *(Note 3)*
Current assets:				
Cash and bank deposits	549,394,472	784,048,147	162,305,530	491,602,035
Other cash and bank deposits	20,932,450	5,147,052	–	–
Bills receivable	25,853,353	15,805,000	4,317,600	5,000,000
Dividends receivable	–	–	14,370,000	–
Accounts receivable	322,576,568	382,921,919	259,850,378	374,809,841
Less: Provision for bad debts	(170,929,056)	(98,412,852)	(89,097,925)	(81,941,102)
Accounts receivable, net	151,647,512	284,509,067	170,752,453	292,868,739
Other receivables	365,078,571	363,795,427	1,112,653,899	867,982,191
Less: Provision for bad debts	(37,163,318)	(39,213,924)	(18,863,851)	(37,086,599)
Other receivables, net	327,915,253	324,581,503	1,093,790,048	830,895,592
Prepayments and deposits	72,986,045	66,602,553	11,941,656	18,629,461
Subsidies receivable	1,097,161	12,231,741	–	–
Inventories	1,088,571,034	736,014,556	270,151,386	294,843,794
Less: Provision for diminution in value of inventories	(44,009,292)	(4,063,013)	(2,692,543)	(4,063,013)
Inventories, net	1,044,561,742	731,951,543	267,458,843	290,780,781
Deferred expenses	8,622,763	8,677,127	2,230,598	187,511
Total current assets	2,203,010,751	2,233,553,733	1,727,166,728	1,929,964,119
Long-term investments:				
Long-term equity investments	60,390,059	27,161,389	1,628,899,239	1,177,676,827
Goodwill/Negative goodwill on acquisition	(196,159,436)	(228,973,210)	(137,288,294)	(164,113,207)
Long-term debt investments	35,198,446	36,181,015	35,195,446	36,027,262
Less: Provision for impairment of long-term investment	(3,906,918)	–	–	–
Long-term investments, net	(104,477,849)	(165,630,806)	1,526,806,391	1,049,590,882
Fixed assets:				
At cost	7,784,843,365	6,014,292,303	1,948,510,031	2,030,080,701
Less: Accumulated depreciation	(2,568,252,253)	(1,937,854,289)	(885,989,082)	(792,396,811)
Less: Provision for impairment of fixed assets	(57,984,575)	–	–	–
Fixed asset, net	5,158,606,537	4,076,438,014	1,062,520,949	1,237,683,890
Construction-in-progress	211,824,589	336,200,404	90,776,959	88,249,830
Fixed assets in suspense	120,201	186,562	–	43,716
Total fixed assets	5,370,551,327	4,412,824,980	1,153,297,908	1,325,977,436

Intangible and other assets:				
Intangible assets	684,035,518	484,336,555	154,958,996	157,787,341
Long-term deferred expenses	8,514,508	7,863,912	2,825,000	–
Long-term accounts receivable	95,000,000	–	95,000,000	–
Less: Provision for bad debts	(21,191,858)	–	(21,191,858)	–
Long-term accounts receivable, net	73,808,142	–	73,808,142	–
Total intangible and other assets	766,358,168	492,200,467	231,592,138	157,787,341
Deferred taxation:				
Deferred tax asset	8,396,015	6,009,744	8,396,015	6,009,744
Total assets	8,243,838,412	6,978,958,118	4,647,259,180	4,469,329,522

	Group		Company	
	As at 31st December, 2001	As at 31st December, 2000 *(Note 3)*	**As at 31st December, 2001**	As at 31st December, 2000 *(Note 3)*
Current liabilities:				
Short-term loans	2,496,232,770	1,979,367,680	1,085,500,000	975,500,000
Bills payable	167,277,887	91,003,613	109,809,642	59,610,746
Accounts payable	583,678,960	296,476,847	112,726,358	139,684,571
Advances from customers	91,203,918	59,942,050	42,214,755	40,666,493
Salary payables	13,881,287	16,004,431	3,230,522	4,027,321
Staff welfare payables	12,275,354	2,308,268	(15,185,798)	(14,881,449)
Dividends payable	110,000,000	100,000,000	110,000,000	100,000,000
Dividend payable to minority shareholders	14,628,423	–	–	–
Taxes payable	121,726,244	143,099,456	6,623,399	22,216,708
Other payables	565,474,637	662,853,284	73,252,774	265,883,927
Other liabilities	5,300,549	6,601,375	1,414,277	1,900,813
Accruals	40,321,458	26,588,687	5,790,922	14,248,980
Current portion of long-term loans	119,834,025	79,878,877	35,938,358	22,715,877
Total current liabilities	4,341,835,512	3,464,124,568	1,571,315,209	1,631,573,987
Long-term liabilities:				
Long-term loans	203,348,432	728,243,568	66,619,536	601,041,694
Long-term payables	56,501,370	66,698,380	667,134	550,000
Total long-term liabilities	259,849,802	794,941,948	67,286,670	601,591,694
Total liabilities	4,601,685,314	4,259,066,516	1,638,601,879	2,233,165,681
Minority interests	677,238,512	515,053,481	–	–
Shareholders' equity				
Share capital	1,000,000,000	900,000,000	1,000,000,000	900,000,000
Share premium	1,574,587,219	907,339,314	1,624,246,319	935,968,414
Statutory surplus reserve	119,850,056	103,921,358	104,427,431	95,005,876
Statutory public welfare fund	90,580,834	74,652,136	75,158,210	65,736,655
Unappropriated profit	179,964,360	218,934,012	204,825,341	239,452,896
Cumulative translation adjustment	12,117	(8,699)	–	–
Total shareholders' equity	2,964,914,586	2,204,838,121	3,008,657,301	2,236,163,841
Total liabilities and shareholders' equity	8,243,838,412	6,978,958,118	4,647,259,180	4,469,329,522

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2001

(UNIT: RMB)

	Group		Company	
	For the year ended 31st December, 2001	For the year ended 31st December, 2000 *(Note 3)*	**For the year ended 31st December, 2001**	For the year ended 31st December, 2000 *(Note 3)*
Cash Flows from Operating Activities				
Cash received from sales of goods and rendering of services	**6,291,570,488**	4,390,886,149	**2,401,505,779**	2,128,900,248
Refund of taxes	**116,736,487**	55,179,789	**21,168,976**	13,458,222
Other cash received relating to operating activities	**330,965,374**	235,590,965	**58,902,712**	216,168,741
Sub-total of cash inflows	**6,739,272,349**	4,681,656,903	**2,481,577,467**	2,358,527,211
Cash paid for purchases of goods and services	**(3,584,335,423)**	(2,652,476,654)	**(1,305,338,444)**	(1,279,940,868)
Cash paid for salaries and on behalf of employees	**(451,896,275)**	(280,627,959)	**(166,249,381)**	(139,279,394)
Cash paid for various taxes	**(1,138,951,982)**	(677,449,669)	**(332,905,913)**	(311,764,652)
Cash paid relating to operating activities	**(1,034,193,918)**	(737,005,936)	**(530,130,019)**	(374,843,338)
Sub-total of cash outflows	**(6,209,377,598)**	(4,347,560,218)	**(2,334,623,757)**	(2,105,828,252)
Net cash flows from operating activities	**529,894,751**	334,096,685	**146,953,710**	252,698,959
Cash Flows from Investing Activities				
Proceeds from realisation of investments	**45,865,691**	66,989,959	**243,455,088**	66,326,559
Return on investment	**2,018,118**	3,238,416	**13,680,495**	5,719,964
Proceeds from disposal of fixed assets	**186,334,355**	2,308,773	**108,703,584**	649,367
Cash received relating to investing activities	**5,433,914**	5,016,131	**3,823,631**	3,100,896
Sub-total of cash inflows	**239,652,078**	77,553,279	**369,662,798**	75,796,786
Cash paid to acquire fixed assets, intangible assets and other long-term assets	**(774,973,582)**	(681,222,227)	**(72,837,787)**	(107,982,872)
Cash paid for investment	**(488,911,854)**	(229,441,437)	**(880,550,721)**	(383,081,190)
Cash paid relating to investing activities	**(35,201,782)**	(65,118,493)	**(35,060,222)**	(64,582,191)
Sub-total of cash outflows	**(1,299,087,218)**	(975,782,157)	**(988,448,730)**	(555,646,253)
Net cash used in investing activities	**(1,059,435,140)**	(898,228,878)	**(618,785,932)**	(479,849,467)
Cash Flows from Financing Activities				
Proceeds from equity investments	**806,239,420**	33,088,400	**786,999,950**	–
Proceeds from borrowings	**3,740,951,442**	2,243,608,979	**1,555,000,000**	1,165,500,000
Other cash received relating to financing activities	**700,213**	3,459,144	**35,147**	–
Sub-total of cash inflows	**4,547,891,075**	2,280,156,523	**2,342,035,097**	1,165,500,000
Repayment of borrowings	**(3,917,455,601)**	(1,304,951,305)	**(1,963,418,427)**	(580,639,903)
Dividends and interest paid	**(238,439,470)**	(221,371,406)	**(162,386,908)**	(157,386,609)
Other cash paid relating to financing activities	**(32,535,443)**	(10,515,350)	**(29,271,380)**	(5,519,595)
Sub-total of cash outflows	**(4,188,430,514)**	(1,536,838,061)	**(2,155,076,715)**	(743,546,107)
Net cash flows from financing activities	**359,460,561**	743,318,462	**186,958,382**	421,953,893
Effect of changes in foreign rate changes on cash	**(58,571)**	461,450	**(46,772)**	487,026
Net (decrease) increase in Cash and Cash Equivalents	**(170,138,399)**	179,647,719	**(284,920,612)**	195,290,411

	Group		Company	
	For the year ended 31st December, 2001	For the year ended 31st December, 2000 *(Note 3)*	**For the year ended 31st December, 2001**	For the year ended 31st December, 2000 *(Note 3)*

(a)	**Reconciliation of Net Profit to Cash Flows from Operating Activities**				
	Net profit	102,887,744	91,697,252	94,215,555	92,797,441
	Provision for and write-off of bad debts	28,936,242	63,629,392	10,125,933	56,354,353
	Profit (loss) of minority shareholders	16,784,904	19,283,984	–	–
	Provision (Write-off) for diminution in inventory value and inventory obsolescence	(1,487,814)	1,392,708	(1,370,470)	1,392,708
	Depreciation of fixed assets	509,632,257	248,553,338	135,300,745	112,148,231
	Amortisation of intangible assets	22,972,190	15,372,646	4,477,345	4,303,660
	Amortisation of long-term deferred expense	5,988,828	1,679,024	150,000	–
	(Decrease) Increase in deferred expenses	(54,364)	18,001,847	(2,043,087)	–
	Amortisation of low-value consumables	49,780,979	33,852,045	10,325,419	8,641,659
	Loss (Profit) on disposal of fixed assets	2,031,807	8,891,421	(258,430)	312,855
	Fixed asset write off	116,568,964	95,363,483	49,948,445	51,354,979
	Investment (income) losses	(31,442,577)	(16,090,060)	52,063,155	14,274,023
	Decrease (Increase) in inventories	196,974,535	(316,574,390)	24,692,408	(61,620,803)
	Increase in deferred tax assets	(2,386,271)	(6,009,744)	(2,386,271)	(6,009,744)
	Increase in operating receivables	(344,954,377)	(214,517,764)	(32,518,865)	(89,473,688)
	Increase (Decrease) in operating payables	(142,338,296)	289,571,503	(193,481,181)	68,223,285
	Net cash flows from operating activities	529,894,751	334,096,685	146,953,710	252,698,959
(b)	**Net (Decrease) Increase in Cash and Cash Equivalents**				
	Cash on hand and in banks, end of year	485,906,341	586,427,981	104,803,539	313,757,652
	Less: Cash on hand and in banks, beginning of year	(586,427,981)	(449,108,660)	(313,757,652)	(161,159,239)
	Add: Cash equivalents, end of year	16,203,740	85,820,499	10,217,600	86,184,099
	Less: Cash equivalents, beginning of year	(85,820,499)	(43,492,101)	(86,184,099)	(43,492,101)
	Net (decrease) increase in Cash and Cash Equivalents	(170,138,399)	179,647,719	(284,920,612)	195,290,411
(c)	**Cash and bank deposits**				
	Cash and cash equivalents, net	502,110,081	672,248,480	115,021,139	399,941,751
	Short-term bank deposits	47,284,391	111,799,667	47,284,391	91,660,284
	Other cash and bank balances	20,932,450	5,147,052	–	–
	Cash and bank deposits, end of year	570,326,922	789,195,199	162,305,530	491,602,035

(d) **Major non-cash transactions during the year include:**

(i) The Company used RMB24,649,000 other receivables, net, as part of consideration to acquire subsidiaries.

(ii) The Group was exempted from RMB9,439,000 liabilities.

(iii) The Company agreed some customers to settle the accounts receivables by using fixed assets with equivalent net book value of RMB14,408,000.

1. PRIOR YEAR ADJUSTMENT

Pursuant to the requirements of Caikuai [2000] No.25, the Notice for Promulgation of Accounting Regulation for Business Enterprise and Caikuai [2001] No. 17, the Notice for the Transitional Arrangement on the implementation of Accounting Regulation for Business Enterprises, the Company adopted the Accounting Regulations for Business Enterprises Accounting Standards for Business Enterprises and related regulations starting from 1st January, 2001. Pursuant to the related statements and regulations, certain changes in accounting policies have been applied retrospectively and the comparative figures have been restated accordingly.

The changes in accounting policies have the following impact on the financial statements for the year 2000 and 2001:

a. Pre-operating expenses

Pre-operating expenses represent the expenses incurred during the period prior to the establishment of subsidiaries and during the transfer of assets into subsidiaries. Prior to 1st January, 2001, pre-operating expenses were capitalized and amortised into general and administration expenses over five years using the straight-line method, starting from the commencement of normal production. Pursuant to the new "Accounting Regulation for Business Enterprises", pre-operating expenses are capitalized initially and expensed off on commencement of production.

This change in accounting policy has been applied retrospectively in accordance with the requirements of Accounting Regulations for Business Enterprises and the comparative figures have also been restated accordingly. As a result of this change in accounting policies, the Group's net profits for the year ended 31st December, 2000 was reduced by approximately RMB858,000. The Group's net profits for 1999 and prior years and the beginning retained earnings for the year 2000 were reduced by approximately RMB3,862,000. For the year ended 31st December, 2001, the Group's net profits was reduced by approximately RMB2,572,000 and the beginning net assets was reduced by approximately RMB4,720,000. The beginning retained earnings was reduced by approximately RMB4,549,000.

As a result of this change in accounting policies, the Company's net profits for the year ended 31st December, 2000 was reduced by approximately RMB858,000. The Company's net profits for 1999 and prior years and the beginning retained earnings for the year 2000 were reduced by approximately RMB3,956,000. For the year ended 31st December, 2001, the Company's net profit was increased by approximately RMB923,000 and the beginning net assets were reduced by approximately RMB4,814,000. The beginning retained earnings was reduced by approximately RMB4,643,000.

b. Housing fund

Prior to 1st January, 2001, pursuant to the relevant PRC accounting standards, all repair and maintenance expenses of staff quarters, staff housing allowances and subsidies and loss on disposals of staff quarters for the Group and the Company are charged to the staff housing fund. Rental income from staff housing rentals, rental deposits, capital transfer from reserves, interest income earned on the staff housing fund are all credited to the staff housing fund. The Group's and the Company's housing fund balances as at 31st December, 2000 are debit balance of RMB22,194,515 and RMB22,856,589 respectively.

According to Caiqi [2000] No.295, the "Notice for the Financial Treatment related to Housing Reform" and Caikuai [2001] No. 5, the "Regulations for the Accounting Treatment of Housing Reform" issued by the Ministry of Finance of the PRC, the housing fund balance should be eliminated against the beginning retained earnings as at 1st January, 2001. All related expenses and income incurred by the Group and the Company for the current and future years are charged to income statement as incurred.

This change in accounting policy has been applied retrospectively and the comparative figures were also adjusted accordingly. The change led to a decrease of Group's net profit for the year ended 31st December, 2000 by approximately RMB2,646,000. The Group's net profits in 1999 and prior years and the beginning retained earnings of 2000 have also been reduced by approximately RMB17,477,000. For the year ended 31st December, 2001, the Group's net profits has decreased by approximately RMB15,784,000 and the net assets has decreased by approximately RMB20,123,000, among which the beginning retained earnings has decreased by approximately RMB19,638,000.

This change in accounting policy has resulted in a decrease of company's net profits for the year ended 31st December, 2000 by approximately RMB2,646,000, and the Company's net profits in 1999 and prior years and the beginning retained earnings of 2000 have decreased by approximately RMB17,681,000. As at 31st December, 2001, the Company's net profit has decreased by approximately RMB11,104,000 and the net assets has decreased by approximately RMB20,327,000, among which the beginning retained earnings has decreased by approximately RMB19,798,000.

2. INVESTMENT IN SUBSIDIARIES

Comparing to the prior year's financial statements, the scope of consolidation in these financial statements has increased as a result of the following acquisitions/establishment:

- In August 2000, the Company reached an equity transfer agreement with ASIMCO Eighth Investment Company ("ASIMCO VIII"). Pursuant to the agreement, the Company paid USD12,500,000 to acquire a 54% equity interest in Beijing Three Ring Asia Pacific Beer Company Limited. The equity transfer was approved by the relevant government authorities in March 2001.

- In August 2000, the Company reached an equity transfer agreement with ASIMCO First Investment Company ("ASIMCO I") and Tsingtao Brewery (Hong Kong) Trading Company Limited ("HK Company"). Pursuant to the agreement, the Company and HK Company contributed USD6,010,000 and USD3,990,000 respectively to acquire a 37.64% and 25% equity interest in Beijing Asia Shuang He Sheng Five Star Beer Company Limited. The equity transfer was approved by the relevant government authorities in March 2001.

- In June 2001, the Company reached an equity transfer agreement with Fujian Brewery (Singapore) Private Company ("Fujian Brewery"). Pursuant to the agreement, the Company paid RMB85,000,000 to acquire a 51% equity interest in Di I Jia (Fujian) Brewery Company ("Fujian Company"). The name of Fujian Company was changed to Tsingtao Brewery (Fuzhou) Company Limited.

- In October 2001, the Company reached an equity transfer agreement with a third party. Pursuant to the agreement, the Company paid a cash consideration of RMB5,000,000 and transferred other receivable balances of RMB23,000,000 in exchange for a 90% equity interest in Shuizhou Brewery Company Limited, the name of which was subsequently changed to Tsingtao Brewery (Shuizhou) Company Limited.

- In October 2001, the Company reached an equity transfer agreement with a third party. Pursuant to the agreement, the Company paid a cash consideration of RMB4,000,000 and transferred other receivable balances of RMB27,000,000 in exchange for a 90% equity interest in Tianmen Brewery Company Limited, the name of which was subsequently changed to Tsingtao Brewery (Tianmen) Company Limited.

- In November 2001, the Company and Tsingtao Brewery Group Company Limited jointly established Shenzhen Tsingtao Brewery Huanan Investment Company Limited at considerations paid by the two parties at RMB190,000,000 and RMB10,000,000, respectively. The Company held 95% equity interest in the investment.

- Other newly acquired/established subsidiaries

Name of subsidiaries	Name of minority interests	Date of acquisition/ establishment	Place of establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company Directly held	Equity interest held by the Company Indirectly held	Principal activities
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong Lixiang Chemical Group	January 2001	Hanzhong, PRC	RMB 29,410,000	-	50.23%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Doumen) Company Limited	Zhuhai Doumen Huang Mei Enterprise Group Company, Canada EVG Enterprises Company	February 2001	Doumen, PRC	RMB 10,000,000	-	90.25%	Manufacturing and domestic trading of malt
Tsingtao Brewery (Luzhou) Company Limited	Sichuan Huaju Chemicals Company Limited	February 2001	Luzhou, PRC	RMB 111,110,000	55%	-	Manufacturing and domestic trading of beer
Tsingtao Brewery (Nanjing) Company Limited	Hong Kong Fu Li Yuan Investment Company Limited	March 2001	Nanjing, PRC	USD 5,000,000	75%	-	Manufacturing and domestic trading of beer
Tsingtao Brewery (Suqian) Company Limited	Tsingtao Brewery Group Company Limited	March 2001	Suqian, PRC	RMB 10,000,000	95%	-	Manufacturing and domestic trading of beer
Tsingtao Brewery (Beifang) Sales Company Limited	Tsingtao Brewery Group Company Limited	March 2001	Beijing, PRC	RMB 29,980,000	80%	14.25%	Domestic trading of beer
Tsingtao Brewery Haerbin Northeast Sales Company	Tsingtao Brewery Group Company Limited	April 2001	Haerbin, PRC	RMB 10,000,000	85%	14.25%	Domestic trading of beer

Tsingtao Brewery (Laoshan) Company Limited	Tsingtao Brewery Group Company Limited	May 2001	Laoshan, PRC	RMB 16,635,592	50%	46.90%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited	Tsingtao Brewery Group Company Limited, Xuecheng Municipal Government	May 2001	Tengzhou, PRC	RMB 500,000	–	82.50%	Domestic trading of beer
Tsingtao Brewery (Suzhou) Company Limited	Tsingtao Brewery Group Company Limited	July 2001	Dacang, PRC	RMB 5,000,000	10%	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery Huadong Hangzhou Sales Company Limited	Tsingtao Brewery Group Company Limited	July 2001	Hangzhou, PRC	RMB 1,000,000	–	94.53%	Domestic trading of beer
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Tsingtao Brewery Group Company Limited	August 2001	Suzhou, PRC	RMB 3,000,000	–	76.10%	Domestic trading of beer
Tsingtao Brewery (Fuzhou) Sales Company Limited	Tsingtao Brewery Group Company Limited	November 2001	Fuzhou, PRC	RMB 2,000,000	95%	–	Domestic trading of beer
Tsingtao Brewery Xinan Sales Company Limited	Sichuan Huoju Chemicals Company Limited	December 2001	Chengdu, PRC	RMB 2,000,000	60%	30%	Domestic trading of beer

3. **COMPARATIVE FIGURES**

The Group has prepared the accounts in accordance with the Notice for the Transitional Arrangement for the Implementation of the Accounting Regulation for Business Enterprise (Caikuai [2001]No. 17) and the Notice for the Promulgation of Accounting Standards for Business Enterprise and other standards (Caikuai [2001] No. 7) (the "Notices") issued by the Ministry of Finance of the PRC. The Notices stipulate certain accounting requirements for business enterprises to retrospectively adjust the fixed assets, intangible assets, construction-in-progress and designated deposits for impairment losses. The Notices also require business enterprises to apply certain new accounting policies to finance lease receivables, non-monetary transactions and debt restructuring transactions retrospectively. The above requirements are considered to be changes in accounting policies. The above requirements should be regarded as change in accounting policies and related comparative information has been restated accordingly.

X. CODE OF BEST PRACTICE

The Company has complied with the requirement of the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Li Gui Rong
Chairman

Qingdao, the People's Republic of China.
3rd April 2002

File No. 82-4021
Document B

一、青啤公司全國市場佈局
Positioning of Tsingtao in the national market



中國最大的啤酒生產企業，擁有覆蓋全國市場的銷售網絡，目前在全國17個省市已擁有46間啤酒生產廠，總產能達380萬噸。
As the largest beer producer in the PRC, the Company has a sale network that covers the whole country, and 46 brewery plants all over 17 provinces and cities with a total capacity of 3,800,000 tonnes.

二、青啤公司產量情況
Production



單位：千噸 (000 tonnes)
35%
增長 Growth
1,882
15%
553
二零零一年總產量 Total Production in 2001
二零零零年總產量 Total Production in 2000
二零零一年主品牌產量 Production of Major Branded Products in 2001
二零零零年主品牌產量 Production of Major Branded Products in 2000

三、二零零一年分地區啤酒產量（千噸）
Beer Production In Different Regions in 2001 ('000 Tonnes)

	2001	2000	同比增長 YoY increase
青島 Tsingtao	486	[illegible]	[illegible]
山東(不含青島) Shandong (excluding Qingdao)	573	[illegible]	[illegible]
華北地區 Northern China	643	[illegible]	[illegible]
華南地區 Southern China	810	[illegible]	[illegible]
合計 Total	2,512	[illegible]	[illegible]

四、經營活動產生現金流量淨額
Net cashflow from operating activities

單位：千元 Unit: RMB'000



800,000
600,000
400,000
200,000
0
58%
334,097
增長 Growth
2001
2000

按照中國會計準則計算
Calculation based on the PRC accounting principles.

五、青島啤酒生產成本結構(%)
Production cost structure of Tsingtao beer (%)



2001
2000
大米(rice) 3%
能源(energy) 3%
直接工資(direct labour cost) 3%
輔助材料(auxiliary materials) 2%
酒花(hops) 0.6%
水(water) 0.4%

六、產品結構情況（千噸）
Product Mix ('000 Tonnes)



2001
2000
2,000
500
400
300
200
100
0
30.5
28.7
30.8
13.6
82.5
88.7
298.1
35.8
30.7
啤酒出口 Beer Exports
金質青啤 Golden Label Tsingtao Beer
罐裝青啤 Canned Tsingtao Beer
640 ml 大瓶青啤 640 ml Bottled Tsingtao Beer
鮮啤酒 Fresh Beer
其他品牌啤酒 Other Beer Brands

七、青島啤酒國際市場銷售情況
Exports Sales by Market of Tsingtao Beer

單位：噸 (Tonnes)


2001
2000
13000
12000
11000
10000
9000
8000
7000
6000
0
11,615
11,345
10,921
10,717
7,955
7,685
歐洲市場
Europe
北美市場
North America
東南亞市場
Southeast Asia

八、國內啤酒市場情況
China Beer Market

單位：千噸 ('000 Tonnes)


24000
23000
22000
21000
20000
0
22,738
22,313
1.9%
增長
Growth
2001
2000

九、二零零一年國內啤酒行業的發展情況
Development of the beer industry in the PRC in Year 2001

- 國內啤酒市場供大於求，下滑嚴重，由上半年的增長4.6%降為下半年的負增長0.6%
  Supply in excess of demand in the PRC beer market, resulting in a dramatic decrease from growth of 4.6% in the first half year to a negative growth of 0.6% in the second half of the year.

- 大企業集團的收購兼併改變了啤酒行業的競爭格局，華潤啤酒等異軍突起
  Competition pattern in the beer industry changed as a result of mergers and acquisitions by major breweries, with the growing popularity of the CRC Beer.

- 區域性重點市場競爭呈白熱化，價格戰成為競爭的主要手段
  Competition intensified in major regional markets, with price cuts as the main way to compete.

- 大企業集團產銷量繼續增長，但市場投入加大
  Sales of major breweries maintaining growth and yet increased market investment required.

十、國內十大啤酒生產商情況
PRC Top Ten Breweries by Output

單位：千噸 ('000 Tonnes)


3000
2500
2000
1500
1000
500
0
Harbin Brewery
Chongqing Brewery
2,512
1,700
751
609
575
549
532
413
401
396

資料來源：中國輕工業聯合會信息中心
Source: China national information center of light industry

十一、二零零一年青啤公司主要經營措施
Major business initiatives of Tsingtao Brewery in Year 2001

- 積極開拓國內市場，保持了市場份額的提升和積極的現金流表現
  Market share widened and cashflow enhanced under active domestic market penetration.

- 繼續完善市場佈局，購並了安徽宿遷、福建福州、江蘇太倉、湖北隨州、天門等啤酒廠，以及廣西南寧萬泰啤酒廠部分股權
  Continued with optimized market positioning by mergers and acquisitions of the following brewery plants, namely Suqian of Anhui; Taicang of Jiangsu; Suizhou of Hubei; Tianmen; Mantai of Nanning, Guangxi.

- 在全國17個省市已擁有46個啤酒生產廠，總生產能力已達380萬噸，輻射國內經濟最發達地區
  In possession of 46 brewery plants all over 17 most economically developed provinces and cities throughout the country, with a production capacity of 3,800,000 tonnes.

- 管理層實現成功過渡，保持了經營發展的連續性
  Successful change of management to maintain continuity of operations and development.

- 內部系統整合初見成效，產品市場競爭力不斷提高
  Initial efficiency achieved in the internal system integration and the continual enhancement of the market competitiveness of products.

十二、二零零二年經營思路
Business Initiatives to be taken in Year 2002

- 發展目標：建設國際化大公司，躋身世界啤酒十強，由做大做強向做強做大轉變
  Development objectives: to become a globally major brewery ranking among the top ten world largest beer producers, with the focus changing from being large and strong to being strong and large.

- 經營目標：啤酒產銷量300萬噸，青島啤酒主品牌達到80萬噸
  Operating objectives: beer production and sales of 3,000,000 tonnes, with the major Tsingtao Beer brands amounting to 800,000 tonnes

- 強化市場、品牌和銷售網絡整合，提升市場競爭力和可持續發展能力
  Enhanced integration of the market, brandname, and sales network and upgrade of the market competitiveness and sustainable development capability.

- 通過資本運作，優化資源配置，以市場帶動工廠，實現利潤最大化
  Maximization of profit by capital operation, optimized resource allocation and market-oriented production.

- 推廣計算機網絡系統，促進企業內部改革和管理升級
  Promotion of the computer network system and internal corporate reform as well as enhanced management.

- 加強與國際大啤酒企業的交流與合作，推進技術進步
  Upgrade of technology by enhanced exchange and cooperation with global major beer producers